File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑     Form 40-F ☐

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐     No ☑

     [ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: __________.]

Monthly Sales Report — March 2005	3
Regulated Announcement for the month of March 2005	4 ~ 6
Signatures	7

MACRONIX INTERNATIONAL CO., LTD.

For the month of March 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2005.

     Sales volume (NT$ : Thousand)

Time	Item	2005	2004	Changes	(%)
March	Invoice amount	1,209,073	1,817,513	-608,440	-33.48%
March	Net Sales	1,204,542	1,782,533	-577,991	-32.43%

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	March, 2005 end	February, 2005 end	Limit of lending
MXIC	0	0	17,759,647
MXIC’s subsidiaries	1,454,225	1,446,338	5,351,541

     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	March	Bal. As of period end
MXIC	17,759,647	0	3,683,512
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	3,683,512
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose:

For assets / liabilities denominated
in foreign currencies		For the position of floating rate liabilities
Underlying assets / liabilities	946,350	Underlying assets / liabilities	0
Financial instruments	3	Financial instruments	0
Realized profit (loss)	15,420	Realized profit (loss)	0

4-2 Trading purpose : None

MACRONIX INTERNATIONAL CO., LTD.

For the month of March 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of March 2005.

     The trading of directors, supervisors, executive officers and 10% shareholders :

Number of
shares held when
elected (for
		Directors,	Number of	Number of shares
		Supervisors and	shares held as	held as
Title	Name	Executive Officers)	February 28, 2005	March 31, 2005	Changes
Assistant Vice President	Y. L. Lin	0	9,733,413	9,661,413	-72,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders :

Number of the
		clear of pledged		Accumulated
		common shares as of	Date of the	number of pledged
Title	Name	March 31, 2005	clear of pledge	common shares
Executive Director	Champion Investment Co., Ltd	2,000,000	2005/03/10	2,000,000

     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
February 28, 2005	February 28, 2005	March 31, 2005	March 31, 2005
2,131,315.3	21,313,153	2,056,315.3	20,563,153

     Outstanding amount of Convertible Bonds :

	Conversion	Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Price	on February 28, 2005	On March 31, 2005
0.5% Convertible Bonds Due 2007	NT$28.2329	US$100,000	US$100,000
0% Convertible Bonds Due 2008	NT$11.9584	US$0	US$0

MACRONIX INTERNATIONAL CO., LTD.

For the month of March 2005

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of March 2005.

     The acquisition of assets : None

     The disposition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2005/03/14	JF (TAIWAN) BOND FUND	23,586,581.8000	14.8584 ~ 14.8933	350,693,673
2005/03/17	Polaris De-Li Fund	20,387,672.9000	14.7469	300,654,973
2005/03/22	NITC BOND FUND	3,122,885.8000	16.0600 ~ 16.6090	501,219,964
2005/03/23	President James Bond Fund	33,245,456.6000	15.0775	501,258,372
2005/03/24	Shin-Kong Chi-Shin Fund	35,814,823.7000	13.9934 ~ 13.9985	501,317,279
2005/03/25	ABN AMRO Bond Fund	27,258,171.0000	14.7063 ~ 14.7117	400,940,438
2005/03/28	Ta Chong Bond Fund	39,436,686.9000	12.7139	501,394,094
2005/02/29	High Yield Securities Investment Trust Fund	21,310,602.0000	14.1211	300,929,142
2005/03/30	JF (TAIWAN) BOND FUND	33,639,792.2000	14.8933 ~ 14.9029	501,265,871

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: April 25, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center